April 13, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (202) 362-2902

Dana C. Gavenda
President and Chief Executive Officer
FSB Community Bankshares, Inc.
45 South Main Street
Fairport, NY 14450

> **Re: FSB Community Bankshares, Inc.**
> **Registration Statement on Form SB-2**
> **Filed March 16, 2007**
> **File No. 333-141380**

Dear Mr. Gavenda:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide us with copies of all marketing materials. Upon review, we may have comments.

Cover Page

2.   Expand the statement in the first paragraph regarding your intention to have your stock quoted on the OTC Bulletin Board to disclose the statement you make on pages 16 and

23 that you do not expect an active and liquid trading market to develop. Also expand the disclosure on page 35 to include this disclosure.

Summary

3.   Reorder the sections of your Summary so that the substantive disclosures on the company and the value of the offered stock to potential purchasers appear before the procedural disclosures on pages 13-15 concerning participating in the offering.

4.   Please include the registrant's website address in the Summary.

Reasons for the Stock Offering, page 3

5.   Clarify why you chose to make the offering at this time.

6.   Expand your reasons to be more specific. For example, specify your plans for expanding your branch network and, if there are particular products and services you plan to enhance or begin to offer, so state.

How We Determined to Offer Between 838,950 Shares and 1,135,050 Shares…, page 5

7.   Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations that RP Financial considered most notable in determining the value of FSB Community Bankshares and Fairport Savings Bank. We note in the Valuation Report that RP Financial took many downward adjustments for elements of financial condition and for elements of profitability, growth and viability of earnings. Please briefly describe specific aspects of the valuation that factored into the pricing of this offering. Provide corresponding and expanded disclosure in the main section beginning on page 122.

Our Officers, Directors and Employees Will Receive Additional Compensation…, page 9

8.   Move the disclosure on the consequent reduction in earnings and possible dilution appearing on pages 11-13 to appear before the four paragraphs on OTS regulations

How We Will Use the Proceeds of this Offering, page 16

9.   Quantify the estimated dollar amounts involved for the various uses of the proceeds to be distributed to Fairport Savings Bank, to the extent practicable. Provide a timetable for the mentioned opening of new branches, expansion of its banking franchise and acquisition plans. If the type of products or loans originated will change, discuss how. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-B both here and in the summary. Please make corresponding changes in the main section.

Risk Factors

The Current Interest Rate Environment Has Had and Will Have An Adverse Effect…, page 19

10.   Please limit the background disclosure to just enough information to set the risk in context and state the risk near the top of the risk factor disclosure. You may provide a cross reference to related disclosure elsewhere in the document.

A Downturn in the Economy May Adversely Affect Our Business, page 22

11.   Revise the heading to relate the risk more specifically to your business. As written, the heading could apply to any business. For example, reference that because all your loans are on real estate in the Rochester market, a downturn in that market would affect the repayment of your loans.

Selected Consolidated Financial and Other Data

Asset Quality Ratios, page 30

12.   The staff notes that the allowance for loan losses as a percent of non-performing loans for the year ended December 31, 2005 is presented as 827.50%. This disclosure appears to be inconsistent with the disclosure appearing in the table of non-performing assets on page 74 as well as the disclosure appearing on F-16 (Note 3 – Loans) which states that the bank had nonaccrual loans of $70,000 at December 31, 2005. Please revise the disclosure throughout the filing, as applicable.

Capitalization, page 38

13.   Please expand the headnote to disclose the assumptions used in the tabular presentation. Your reference to other assumptions set forth under "Pro Forma Data" is not clear to the reader.

14.   We noted your reference in note 7 which states that shareholders' equity equals GAAP capital. Please revise your disclosure to state that this is true based on the company's historical consolidated capitalization at December 31, 2006. Pro Forma total shareholders' equity is calculated based upon the sale of the number of shares of common stock indicated and the assumptions stated in the headnote regarding the presentation of pro forma consolidated capitalization.

15.   We noted your reference in note 8 which states that you issued 100 shares of common stock to FSB Community Bankshares, MHC in connection with the mutual holding company reorganization in 2005. Please expand the disclosure here and throughout the

filing to state if these shares will continue to be considered outstanding after giving effect to the stock offering.

Pro Forma Data, pages 39-41

16.   Please expand the assumptions to state the amount of shares to be sold to directors, executive officers and their associates. In addition, state that no fee will be paid with respect to shares purchased by the ESOP, directors, executive officers and associates.

Properties, page 81

17.   Please expand the disclosure to state which properties are owned vs. leased. We noted the disclosure on F-17 (Note 4 - Premises and Equipment) indicating the Penfield and Irondequoit branches are leased premises.

Benefit Plans

401(k) Plan, page 102

18.   We note the disclosure here states the plan allows employees to contribute from 1% to 100% of their annual salary subject to statutory limitations. This disclosure appears inconsistent with the disclosure presented on F-22 (Note 8 - Retirement Plans) which states that the plan allows employees to contribute 1% to 25% of their annual salary. Please reconcile the disclosure or advise.

Experts, page 133

19.   Please expand your disclosure to state if Mengel, Metzger, Barr & Company LLP, resigned, declined to stand for re-election or was dismissed and the date thereof. In addition, state whether the decision to change accountants was recommended or approved by the board of directors or an audit committee of the board of directors. Refer to Item 304 (a)(1)(i & iii).

20.   As a result of the comment above, please provide a revised letter (i.e. Exhibit 16 letter) from your former accountants.

Financial Statements

General

21.   Please note the updating requirements of Item 310(g) of Regulation S-B, if applicable and provide an updated consent in any amendment.

Consolidated Statements of Cash Flows, page F-6

22.   We note your disclosure appearing on page 65 which states that during 2006, the company sold $1.2 million in loans. In addition, we note that you present the proceeds from sales of loans as investing activities. Please tell us the basis for your presentation as an investing activity versus an operating activity. Refer to SFAS 102 paragraph 9 and revise as necessary.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christina Harley at 202-551-3695 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director
Financial Services Group

cc: Alan Schick
        Steven Lanter
        Luse Gorman Pomerenk & Schick
        5335 Wisconsin Avenue, N.W.
        Suite 400
        Washington, D.C. 20015